FINANCIAL SUMMARY

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

FY2019 Third Quarter

(April 1, 2018 through December 31, 2018)

English translation from the original Japanese-language document

TOYOTA MOTOR CORPORATION

FY2019 Third Quarter Consolidated Financial Results

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

English translation from the original Japanese-language document

February 6, 2019

Company name	: Toyota Motor Corporation
Stock exchanges on which the shares are listed	: Tokyo and Nagoya Stock Exchanges in Japan
Code number	: 7203
URL Representative	: https://www.toyota.co.jp : Akio Toyoda, President
Contact person	: Kenta Kon, General Manager, Accounting Division Tel. (0565)28-2121
Filing date of quarterly securities report	: February 13, 2019
Payment date of cash dividends	: —
Supplemental materials prepared for quarterly financial results	: yes
Earnings announcement for quarterly financial results	: yes

(Amounts are rounded to the nearest million yen)

1.	Consolidated Results for FY2019 First Nine Months (April 1, 2018 through December 31, 2018)

(1)	Consolidated financial results (For the nine months ended December 31)

	(% of change from previous first nine months)
	Net revenues		Operating income		Income before income taxes and equity in earnings of affiliated companies		Net income attributable to Toyota Motor Corporation
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
FY2019 first nine months	22,475,548	3.1	1,937,974	9.5	1,725,779	-13.8	1,423,307	-29.3
FY2018 first nine months	21,796,974	8.1	1,770,186	13.8	2,003,113	13.6	2,013,177	40.5

(Note) Comprehensive income: FY2019 first nine months 1,553,353 million yen ( -36.0%), FY2018 first nine months 2,428,083 million yen ( 50.3%)

	Net income attributable to Toyota Motor Corporation per common share – Basic	Net income attributable to Toyota Motor Corporation per common share – Diluted
	Yen	Yen
FY2019 first nine months	489.82	485.72
FY2018 first nine months	677.95	670.31

(2)	Consolidated financial position

	Total assets	Mezzanine equity and Shareholders’ equity	Toyota Motor Corporation shareholders’ equity	Ratio of Toyota Motor Corporation shareholders’ equity
	Million yen	Million yen	Million yen	%
FY2019 third quarter	51,085,992	20,275,480	19,089,239	37.4
FY2018	50,308,249	19,922,076	18,735,982	37.2

2.	Cash Dividends

	Annual cash dividends per common share
	End of first quarter	End of second quarter	End of third quarter	Year-end	Total
	Yen	Yen	Yen	Yen	Yen
FY2018	—	100.00	—	120.00	220.00
FY2019	—	100.00	—
FY2019 (forecast)				—	—

(Note) Revisions to the forecast of cash dividends since the latest announcement: none

Please refer to “(Reference) Cash Dividends on Class Shares” for information regarding cash dividends on class shares, which are unlisted and have different rights from common stock.

3.	Forecast of Consolidated Results for FY2019 (April 1, 2018 through March 31, 2019)

	(% of change from FY2018)
	Net revenues		Operating income		Income before income taxes and equity in earnings of affiliated companies		Net income attributable to Toyota Motor Corporation		Net income attributable to Toyota Motor Corporation per common share – Basic
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
Full-year	29,500,000	0.4	2,400,000	0.0	2,200,000	-16.0	1,870,000	-25.0	645.42

(Note) Revisions to the forecast of consolidated results since the latest announcement: yes

Notes

(1)	Changes in significant subsidiaries during the current quarter

(Changes in specified subsidiaries that caused a change in the scope of consolidation): none

(2)	Simplified accounting procedures and specific accounting procedures: yes

Note: For more details, please see page 9 “Other Information”.

(3)	Changes in accounting policies

(i)	Changes by a newly issued accounting pronouncement: yes

(ii)	Changes other than (3)-(i) above: none

Note: For more details, please see page 9 “Other Information”.

(4)	Number of shares issued and outstanding (common stock)

(i)	Number of shares issued and outstanding at the end of each period (including treasury stock): FY2019 third quarter 3,262,997,492 shares, FY2018 3,262,997,492 shares

(ii)	Number of treasury stock at the end of each period: FY2019 third quarter 415,937,064 shares, FY2018 353,073,500 shares

(iii)	Average number of shares issued and outstanding in each period: FY2019 first nine months 2,883,125,232 shares, FY2018 first nine months 2,955,906,559 shares

This report is not reviewed.

Cautionary Statement with Respect to Forward-Looking Statements, and Other Information

This report contains forward-looking statements that reflect Toyota’s plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include, but are not limited to: (i) changes in economic conditions, market demand, and the competitive environment affecting the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Russian ruble, the Canadian dollar and the British pound, fluctuations in stock prices, and interest rates fluctuations; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (xiv) the impact of natural calamities including the negative effect on Toyota’s vehicle production and sales.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

This report contains summarized and condensed financial information prepared in accordance with U.S. generally accepted accounting principles.

(Reference) Cash Dividends on Class Shares

Cash dividends on class shares, which have different rights from common stock, are as follows:

	Annual cash dividends per First Series Model AA Class Share
	End of first quarter	End of second quarter	End of third quarter	Year-end	Total
	Yen	Yen	Yen	Yen	Yen
FY2018	—	79.00	—	79.00	158.00
FY2019	—	105.50	—
FY2019 (forecast)				—	—

(Note) The First Series Model AA Class Shares were issued in July 2015.

TOYOTA MOTOR CORPORATION    FY2019 Third Quarter Financial Summary

TOYOTA MOTOR CORPORATION    FY2019 Third Quarter Financial Summary

1.	Consolidated Financial Statements

(1) Consolidated Balance Sheets

	(Yen in millions)
	FY2018 (March 31, 2018)	FY2019 third quarter (December 31, 2018)	Increase (Decrease)
Assets
Current assets:
Cash and cash equivalents	3,052,269	3,162,040	109,771
Time deposits	901,244	980,662	79,418
Marketable securities	1,768,360	1,122,318	(646,042)
Trade accounts and notes receivable, less allowance for doubtful accounts	2,219,562	2,135,896	(83,666)
Finance receivables, net	6,348,306	6,431,388	83,082
Other receivables	489,338	465,889	(23,449)
Inventories	2,539,789	2,555,133	15,344
Prepaid expenses and other current assets	833,788	937,868	104,080

Total current assets	18,152,656	17,791,194	(361,462)

Noncurrent finance receivables, net	9,481,618	10,134,747	653,129
Investments and other assets:
Marketable securities and other securities investments	7,999,323	8,057,717	58,394
Affiliated companies	3,162,917	3,206,165	43,248
Employees receivables	22,562	22,000	(562)
Other	1,221,500	1,317,710	96,210

Total investments and other assets	12,406,302	12,603,592	197,290

Property, plant and equipment:
Land	1,404,611	1,389,061	(15,550)
Buildings	4,659,753	4,745,652	85,899
Machinery and equipment	11,535,381	11,722,145	186,764
Vehicles and equipment on operating leases	5,934,393	6,191,301	256,908
Construction in progress	509,851	622,008	112,157

Total property, plant and equipment, at cost	24,043,989	24,670,167	626,178

Less – Accumulated depreciation	(13,776,316)	(14,113,708)	(337,392)

Total property, plant and equipment, net	10,267,673	10,556,459	288,786

Total assets	50,308,249	51,085,992	777,743

TOYOTA MOTOR CORPORATION    FY2019 Third Quarter Financial Summary

	(Yen in millions)
	FY2018 (March 31, 2018)	FY2019 third quarter (December 31, 2018)	Increase (Decrease)
Liabilities
Current liabilities:
Short-term borrowings	5,154,913	5,386,412	231,499
Current portion of long-term debt	4,186,277	4,408,164	221,887
Accounts payable	2,586,657	2,345,483	(241,174)
Other payables	1,048,216	907,137	(141,079)
Accrued expenses	3,104,260	3,059,104	(45,156)
Income taxes payable	462,327	230,376	(231,951)
Other current liabilities	1,254,241	1,434,597	180,356

Total current liabilities	17,796,891	17,771,273	(25,618)

Long-term liabilities:
Long-term debt	10,006,374	10,433,541	427,167
Accrued pension and severance costs	931,182	957,078	25,896
Deferred income taxes	1,118,165	1,073,947	(44,218)
Other long-term liabilities	533,561	574,673	41,112

Total long-term liabilities	12,589,282	13,039,239	449,957

Total liabilities	30,386,173	30,810,512	424,339

Mezzanine equity
Model AA Class Shares, no par value, authorized: 150,000,000 shares at March 31, 2018 and December 31, 2018 issued: 47,100,000 shares at March 31, 2018 and December 31, 2018	491,974	494,376	2,402

Shareholders’ equity
Toyota Motor Corporation shareholders’ equity:
Common stock, no par value, authorized: 10,000,000,000 shares at March 31, 2018 and December 31, 2018 issued: 3,262,997,492 shares at March 31, 2018 and December 31, 2018	397,050	397,050	—
Additional paid-in capital	487,502	487,353	(149)
Retained earnings	19,473,464	21,531,645	2,058,181
Accumulated other comprehensive income (loss)	435,699	(818,100)	(1,253,799)
Treasury stock, at cost, 353,073,500 shares at March 31, 2018 and 415,937,064 shares at December 31, 2018	(2,057,733)	(2,508,709)	(450,976)

Total Toyota Motor Corporation shareholders’ equity	18,735,982	19,089,239	353,257

Noncontrolling interests	694,120	691,865	(2,255)

Total shareholders’ equity	19,430,102	19,781,104	351,002

Commitments and contingencies

Total liabilities, mezzanine equity and shareholders’ equity	50,308,249	51,085,992	777,743

Note: The total number of authorized shares for common stock and Model AA Class Shares is 10,000,000,000 shares.

TOYOTA MOTOR CORPORATION    FY2019 Third Quarter Financial Summary

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

First nine months ended December 31

Consolidated Statements of Income

	(Yen in millions)
	FY2018 first nine months (Nine months ended December 31, 2017)	FY2019 first nine months (Nine months ended December 31, 2018)	Increase (Decrease)
Net revenues:
Sales of products	20,335,530	20,896,268	560,738
Financing operations	1,461,444	1,579,280	117,836

Total net revenues	21,796,974	22,475,548	678,574

Costs and expenses:
Cost of products sold	16,859,814	17,285,985	426,171
Cost of financing operations	954,418	1,046,333	91,915
Selling, general and administrative	2,212,556	2,205,256	(7,300)

Total costs and expenses	20,026,788	20,537,574	510,786

Operating income	1,770,186	1,937,974	167,788

Other income (expense):
Interest and dividend income	148,661	190,403	41,742
Interest expense	(20,049)	(20,508)	(459)
Foreign exchange gain, net	73,755	12,772	(60,983)
Unrealized gains (losses) on equity securities	—	(355,812)	(355,812)
Other income (loss), net	30,560	(39,050)	(69,610)

Total other income (expense)	232,927	(212,195)	(445,122)

Income before income taxes and equity in earnings of affiliated companies	2,003,113	1,725,779	(277,334)

Provision for income taxes	278,309	479,739	201,430
Equity in earnings of affiliated companies	358,851	254,865	(103,986)

Net income	2,083,655	1,500,905	(582,750)

Less – Net income attributable to noncontrolling interests	(70,478)	(77,598)	(7,120)

Net income attributable to Toyota Motor Corporation	2,013,177	1,423,307	(589,870)

Note:  Net income attributable to common shareholders for the first nine months ended December 31, 2018 and 2017 is 1,412,216 million yen and 2,003,958 million yen, respectively, which is derived by deducting dividend and accretion to Model AA Class Shares of 11,091 million yen and 9,219 million yen, respectively, from Net income attributable to Toyota Motor Corporation.

	(Yen)
Net income attributable to Toyota Motor Corporation per common share
Basic	677.95	489.82	(188.13)
Diluted	670.31	485.72	(184.59)

TOYOTA MOTOR CORPORATION    FY2019 Third Quarter Financial Summary

Consolidated Statements of Comprehensive Income

	(Yen in millions)
	FY2018 first nine months (Nine months ended December 31, 2017)	FY2019 first nine months (Nine months ended December 31, 2018)	Increase (Decrease)
Net income	2,083,655	1,500,905	(582,750)
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	123,885	8,809	(115,076)
Unrealized gains (losses) on securities	213,341	32,360	(180,981)
Pension liability adjustments	7,202	11,279	4,077

Total other comprehensive income (loss)	344,428	52,448	(291,980)

Comprehensive income	2,428,083	1,553,353	(874,730)

Less – Comprehensive income attributable to noncontrolling interests	(85,049)	(74,225)	10,824

Comprehensive income attributable to Toyota Motor Corporation	2,343,034	1,479,128	(863,906)

TOYOTA MOTOR CORPORATION    FY2019 Third Quarter Financial Summary

Third quarter for the three months ended December 31

Consolidated Statements of Income
	(Yen in millions)
	FY2018 third quarter (Three months ended December 31, 2017)	FY2019 third quarter (Three months ended December 31, 2018)	Increase (Decrease)
Net revenues:
Sales of products	7,101,556	7,257,438	155,882
Financing operations	504,211	544,104	39,893

Total net revenues	7,605,767	7,801,542	195,775

Costs and expenses:
Cost of products sold	5,869,991	5,995,359	125,368
Cost of financing operations	328,159	352,802	24,643
Selling, general and administrative	733,972	777,252	43,280

Total costs and expenses	6,932,122	7,125,413	193,291

Operating income	673,645	676,129	2,484

Other income (expense):
Interest and dividend income	55,899	65,625	9,726
Interest expense	(6,508)	(8,905)	(2,397)
Foreign exchange gain (loss), net	19,936	(52,012)	(71,948)
Unrealized gains (losses) on equity securities	—	(503,661)	(503,661)
Other income (loss), net	7,968	(206)	(8,174)

Total other income (expense)	77,295	(499,159)	(576,454)

Income before income taxes and equity in earnings of affiliated companies	750,940	176,970	(573,970)

Provision for income taxes	(95,938)	6,148	102,086
Equity in earnings of affiliated companies	123,808	32,278	(91,530)

Net income	970,686	203,100	(767,586)

Less – Net income attributable to noncontrolling interests	(28,837)	(22,185)	6,652

Net income attributable to Toyota Motor Corporation	941,849	180,915	(760,934)

Note: Net income attributable to common shareholders for the third quarter ended December 31, 2018 and 2017 is 177,218 million yen and 938,776 million yen, respectively, which is derived by deducting dividend and accretion to Model AA Class Shares of 3,697 million yen and 3,073 million yen, respectively, from Net income attributable to Toyota Motor Corporation.

	(Yen)
Net income attributable to Toyota Motor Corporation per common share
Basic	319.01	61.85	(257.16)
Diluted	314.99	62.12	(252.87)

TOYOTA MOTOR CORPORATION    FY2019 Third Quarter Financial Summary

Consolidated Statements of Comprehensive Income

	(Yen in millions)
	FY2018 third quarter (Three months ended December 31, 2017)	FY2019 third quarter (Three months ended December 31, 2018)	Increase (Decrease)
Net income	970,686	203,100	(767,586)
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	47,759	(133,039)	(180,798)
Unrealized gains (losses) on securities	39,293	(33,495)	(72,788)
Pension liability adjustments	3,205	119	(3,086)

Total other comprehensive income (loss)	90,257	(166,415)	(256,672)

Comprehensive income	1,060,943	36,685	(1,024,258)

Less – Comprehensive income attributable to noncontrolling interests	(36,559)	(16,389)	20,170

Comprehensive income attributable to Toyota Motor Corporation	1,024,384	20,296	(1,004,088)

TOYOTA MOTOR CORPORATION    FY2019 Third Quarter Financial Summary

(3) Consolidated Statements of Cash Flows

	(Yen in millions)
	FY2018 first nine months (Nine months ended December 31, 2017)	FY2019 first nine months (Nine months ended December 31, 2018)
Cash flows from operating activities:
Net income	2,083,655	1,500,905
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	1,280,923	1,321,612
Provision for doubtful accounts and credit losses	57,317	51,772
Pension and severance costs, less payments	10,990	25,306
Losses on disposal of fixed assets	29,293	27,627
Unrealized losses (gains) on marketable securities	389	361,112
Deferred income taxes	(200,218)	(85,615)
Equity in earnings of affiliated companies	(358,851)	(254,865)
Changes in operating assets and liabilities, and other	3,561	(81,084)

Net cash provided by operating activities	2,907,059	2,866,770

Cash flows from investing activities:
Additions to finance receivables	(11,310,609)	(11,961,107)
Collection of and proceeds from sales of finance receivables	10,494,113	11,145,254
Additions to fixed assets excluding equipment leased to others	(871,349)	(1,052,940)
Additions to equipment leased to others	(1,750,068)	(1,799,469)
Proceeds from sales of fixed assets excluding equipment leased to others	46,658	34,095
Proceeds from sales of equipment leased to others	889,071	1,055,835
Purchases of marketable securities and security investments	(2,190,010)	(1,563,763)
Proceeds from sales of and maturity of marketable securities and security investments	1,927,388	1,893,797
Changes in investments and other assets, and other	(144,938)	(94,370)

Net cash used in investing activities	(2,909,744)	(2,342,668)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	3,547,901	3,799,869
Payments of long-term debt	(3,315,773)	(3,251,657)
Increase in short-term borrowings	477,968	181,037
Dividends paid to Toyota Motor Corporation class shareholders	(6,194)	(8,690)
Dividends paid to Toyota Motor Corporation common shareholders	(620,698)	(636,117)
Dividends paid to noncontrolling interests	(63,727)	(69,132)
Reissuance (repurchase) of treasury stock	(233,260)	(451,420)

Net cash used in financing activities	(213,783)	(436,110)

Effect of exchange rate changes on cash and cash equivalents and restricted cash and cash equivalents	31,232	(13,704)

Net increase (decrease) in cash and cash equivalents and restricted cash and cash equivalents	(185,236)	74,288

Cash and cash equivalents and restricted cash and cash equivalents at beginning of period	3,149,326	3,219,639

Cash and cash equivalents and restricted cash and cash equivalents at end of period	2,964,090	3,293,927

Note:

Cash and cash equivalents and restricted cash and cash equivalents for the first nine months ended December 31, 2018 include restricted cash and cash equivalents of 167,370 million yen and 131,887 million yen at the beginning of the period and the end of the period, respectively. Restricted cash and cash equivalents were included in Prepaid expenses and other current assets in the consolidated balance sheets.

TOYOTA MOTOR CORPORATION    FY2019 Third Quarter Financial Summary

(4) Going Concern Assumption

None

(5) Significant Changes in Shareholders’ Equity

None

2.	Other Information

(1) Changes in significant subsidiaries during the current period

(Changes in specified subsidiaries that caused a change in the scope of consolidation)

None

(2) Simplified accounting procedures and accounting procedures specific to quarterly consolidated financial statements

Provision for income taxes

The provision for income taxes is computed by multiplying income before income taxes and equity in earnings of affiliated companies for the first nine months by estimated annual effective tax rates. These estimated annual effective tax rates reflect anticipated investment tax credits, foreign tax credits and other items, including changes in valuation allowances, that are expected to affect estimated annual effective tax rates.

(3) Changes in accounting principles, procedures, and disclosures for consolidated financial statements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued updated guidance on the recognition of revenue from contracts with customers. This guidance requires an entity to recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services and supersedes the current revenue recognition guidance. The parent company and its consolidated subsidiaries (“Toyota”) applied the modified retrospective method of adoption to contracts that were not completed as of the adoption on April 1, 2018. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

In January 2016, the FASB issued updated guidance for financial instruments. This guidance addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments and requires entities to measure equity investments at fair value and recognize any changes in fair value in net income. Toyota adopted this guidance on April 1, 2018. Toyota recognized a cumulative-effect adjustment to retained earnings of ¥1,309,725 million as of April 1, 2018 for after-tax unrealized gains (losses) on equity securities previously recognized in accumulated other comprehensive income. Unrealized gains (losses) on equity securities, which is mainly included in “Unrealized gains (losses) on equity securities” and “Equity in earnings of affiliated companies” of Toyota’s consolidated statements of income for the first nine months ended December 31, 2018, was losses of ¥439,670 million.

TOYOTA MOTOR CORPORATION    FY2019 Third Quarter Financial Summary

In August 2016, the FASB issued updated guidance for classification of statement of cash flows. This guidance clarifies classification of certain cash receipts and cash payments of statement of cash flows. Toyota adopted this guidance on April 1, 2018. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

In October 2016, the FASB issued updated guidance that would require entities to recognize the income tax consequences of intercompany asset transfers other than inventory. Toyota adopted this guidance on April 1, 2018. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

In November 2016, the FASB issued updated guidance for the statement of cash flows. This guidance requires that restricted cash and restricted cash equivalents should be included with cash and cash equivalents. It also requires entities to disclose how the statement of cash flows that includes restricted cash with cash and cash equivalents reconciles to the balance sheet. Toyota adopted this guidance on April 1, 2018. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements. Restricted cash and cash equivalents mainly include customer collections on securitized receivables to be distributed to investors as payments on the related secured debt.

Supplemental Material for Financial Results for FY2019 Third Quarter (Consolidated)

< U.S. GAAP >

	FY2018												FY2019								FY2019
	1Q (2017/4-6)		2Q (2017/7-9)		3Q (2017/10-12)		9 months (2017/4-12)		4Q (2018/1-3)		12 months (’17/4-’18/3)		1Q (2018/4-6)		2Q (2018/7-9)		3Q (2018/10-12)		9 months (2018/4-12)		Forecast 12 months (’18/4-’19/3)
Vehicle Production (thousands of units)	2,216		2,176		2,266		6,658		2,306		8,964		2,199		2,184		2,262		6,645
(Japan) – including Daihatsu & Hino	1,023		1,039		1,100		3,162		1,124		4,286		1,003		1,004		1,099		3,106
[Daihatsu & Hino]	[266	]	[260	]	[273	]	[799	]	[288	]	[1,087	]	[257	]	[257	]	[290	]	[804	]
(Overseas) – including Daihatsu & Hino	1,193		1,137		1,166		3,496		1,182		4,678		1,196		1,180		1,163		3,539
[Daihatsu & Hino]	[92	]	[93	]	[90	]	[275	]	[129	]	[404	]	[133	]	[162	]	[161	]	[457	]
North America	509		438		459		1,406		497		1,903		517		447		435		1,399
Europe	176		152		178		506		175		681		168		159		173		500
Asia	383		406		413		1,202		399		1,601		402		449		429		1,280
Central and South America	79		86		90		254		79		333		82		93		96		271
Oceania	20		23		0		43		0		43		0		0		0		0
Africa	26		32		26		85		32		117		28		31		30		89
Vehicle Sales (thousands of units)	2,215		2,175		2,289		6,678		2,286		8,964		2,236		2,183		2,282		6,701		8,950
(Japan) – including Daihatsu & Hino	544		543		552		1,639		616		2,255		510		521		565		1,595		2,230
[Daihatsu & Hino]	[164	]	[162	]	[158	]	[484	]	[201	]	[685	]	[155	]	[161	]	[169	]	[485	]	[700	]
(Overseas) – including Daihatsu & Hino	1,671		1,632		1,737		5,039		1,670		6,709		1,726		1,662		1,717		5,105		6,720
[Daihatsu & Hino]	[71	]	[75	]	[79	]	[224	]	[82	]	[306	]	[75	]	[87	]	[89	]	[251	]	[320	]
North America	723		672		735		2,132		675		2,806		746		665		680		2,091		2,750
Europe	240		229		237		706		262		968		253		240		232		725		970
Asia	363		382		404		1,148		394		1,543		394		417		464		1,275		1,680
Central and South America	108		109		118		335		110		445		117		120		114		351		450
Oceania	74		70		71		215		68		283		72		74		66		212		280
Africa	42		46		46		134		50		184		48		50		54		152		190
Middle East	119		122		123		363		109		472		93		95		105		293		400
Other	2		2		3		6		2		8		2		2		2		6
Total Retail Unit Sales (thousands of units) [Toyota, Daihatsu and Hino]	2,590		2,626		2,631		7,847		2,594		10,441		2,616		2,677		2,707		8,000		10,550
Housing Sales (units)	2,312		5,399		2,699		10,410		5,812		16,222		1,892		4,808		2,656		9,356		15,300

Supplemental 1

Supplemental Material for Financial Results for FY2019 Third Quarter (Consolidated)

< U.S. GAAP >

	FY2018						FY2019					FY2019
	1Q (2017/4-6)	2Q (2017/7-9)	3Q (2017/10-12)	9 months (2017/4-12)	4Q (2018/1-3)	12 months (’17/4-’18/3)	1Q (2018/4-6)	2Q (2018/7-9)	3Q (2018/10-12)	9 months (2018/4-12)		Forecast 12 months (’18/4-’19/3)
Foreign Exchange Rates
Yen to US Dollar Rate	111	111	113	112	108	111	109	111	113	111		as premise: 110
Yen to Euro Rate	122	130	133	129	133	130	130	130	129	129		as premise: 128
Market Share (Japan)
Toyota (excluding Mini-Vehicles) (%)	49.3	45.1	50.0	48.1	44.0	46.9	46.2	45.2	47.3	46.2		approximately: 46.0
Toyota, Daihatsu and Hino (including Mini-Vehicles) (%)	46.2	43.3	46.8	45.4	42.0	44.4	43.8	42.7	44.9	43.8
Number of Employees	371,888	371,286	368,883	368,883	369,124	369,124	373,272	371,796	371,495	371,495	(Note 1)
Net Revenues (billions of yen)	7,047.6	7,143.6	7,605.7	21,796.9	7,582.5	29,379.5	7,362.7	7,311.2	7,801.5	22,475.5		29,500.0
Geographic Information
Japan	3,686.3	3,881.8	4,173.1	11,741.3	4,283.4	16,024.8	3,865.4	4,012.3	4,259.8	12,137.6
North America	2,661.4	2,567.7	2,799.8	8,029.0	2,545.3	10,574.4	2,791.1	2,636.4	2,753.7	8,181.2
Europe	761.5	758.2	792.2	2,312.0	873.1	3,185.2	785.8	795.8	784.0	2,365.8
Asia	1,196.7	1,287.6	1,341.5	3,825.9	1,322.2	5,148.1	1,316.2	1,318.7	1,496.5	4,131.5
Other	612.4	625.4	616.2	1,854.0	599.2	2,453.2	598.4	608.3	592.8	1,799.7
Elimination	-1,870.8	-1,977.3	-2,117.1	-5,965.4	-2,040.9	-8,006.4	-1,994.4	-2,060.4	-2,085.5	-6,140.4
Business Segment
Automotive	6,368.6	6,368.2	6,862.8	19,599.7	6,798.1	26,397.9	6,633.4	6,514.8	7,018.4	20,166.8
Financial Services	503.7	493.8	512.5	1,510.1	506.8	2,017.0	516.8	534.4	552.4	1,603.7
All Other	337.9	430.8	381.0	1,149.9	496.2	1,646.1	358.0	412.3	391.2	1,161.6
Elimination	-162.8	-149.2	-150.7	-462.8	-218.7	-681.5	-145.6	-150.3	-160.6	-456.6
Operating Income (billions of yen)	574.2	522.2	673.6	1,770.1	629.6	2,399.8	682.6	579.1	676.1	1,937.9		2,400.0
(Operating Income Ratio) (%)	(8.1)	(7.3)	(8.9)	(8.1)	(8.3)	(8.2)	(9.3)	(7.9)	(8.7)	(8.6)		(8.1)
Geographic Information
Japan	319.2	321.3	470.6	1,111.1	548.7	1,659.9	395.9	354.2	494.2	1,244.4
North America	89.2	55.3	33.1	177.7	-38.8	138.8	63.5	47.4	18.1	129.0
Europe	20.3	17.4	23.3	61.1	13.8	75.0	23.0	38.1	27.9	89.2
Asia	104.3	109.8	123.6	337.8	95.3	433.1	146.3	137.1	116.7	400.2
Other	38.6	31.6	33.0	103.3	9.2	112.6	43.2	22.7	19.1	85.1
Elimination	2.4	-13.4	-10.1	-21.1	1.2	-19.8	10.4	-20.5	-0.1	-10.1
Business Segment
Automotive	489.3	423.1	569.0	1,481.5	529.5	2,011.1	602.5	462.2	581.3	1,646.1
Financial Services	75.3	69.4	82.6	227.3	58.1	285.5	73.5	81.4	82.6	237.6
All Other	13.6	22.8	24.7	61.2	39.5	100.8	11.4	29.3	13.9	54.8
Elimination	-4.0	6.8	-2.7	0.0	2.3	2.3	-4.8	6.1	-1.8	-0.6
Income before Income Taxes (billions of yen)	679.3	572.8	750.9	2,003.1	617.3	2,620.4	813.8	734.9	176.9	1,725.7		2,200.0
(Income before Income Taxes Ratio) (%)	(9.6)	(8.0)	(9.9)	(9.2)	(8.1)	(8.9)	(11.1)	(10.1)	(2.3)	(7.7)		(7.5)
Equity in Earnings of Affiliated Companies (billions of yen)	137.8	97.2	123.8	358.8	111.2	470.0	116.5	106.0	32.2	254.8		370.0
Net Income (billions of yen)	613.0	458.2	941.8	2,013.1	480.8	2,493.9	657.3	585.0	180.9	1,423.3		1,870.0	(Note 2)
(Net Income Ratio) (%)	(8.7)	(6.4)	(12.4)	(9.2)	(6.3)	(8.5)	(8.9)	(8.0)	(2.3)	(6.3)		(6.3)
Dividends
Common Shares
Cash Dividends (billions of yen)	—	293.4	—	293.4	349.1	642.6	—	286.9	—	286.9	(Note 3)
Cash Dividends per Share (yen)	—	100	—	100	120	220	—	100	—	100
Payout Ratio (%)	—	27.8	—	—	24.8	26.1	—	23.4	—	—
Model AA Class Shares
Cash Dividends (billions of yen)	—	3.7	—	3.7	3.7	7.4	—	4.9	—	4.9	(Note 3)
Cash Dividends per Share (yen)	—	79	—	79	79	158	—	105.5	—	105.5
Value of Shares Repurchased (billions of yen)[actual purchase]	—	249.9	34.9	284.9	214.9	499.9	129.1	170.8	151.7	451.7	(Note 4)
Value of Shares Repurchased (billions of yen)[shareholder return]	—	249.9	—	—	299.9	549.9	—	249.9	—	—	(Note 4) (Note 5)
Number of Outstanding Common Shares (thousands)	3,262,997	3,262,997	3,262,997	3,262,997	3,262,997	3,262,997	3,262,997	3,262,997	3,262,997	3,262,997
Number of Outstanding Model AA Class Shares (thousands)	47,100	47,100	47,100	47,100	47,100	47,100	47,100	47,100	47,100	47,100

Supplemental 2

Supplemental Material for Financial Results for FY2019 Third Quarter (Consolidated)

< U.S. GAAP >

	FY2018						FY2019					FY2019
	1Q (2017/4-6)	2Q (2017/7-9)	3Q (2017/10-12)	9 months (2017/4-12)	4Q (2018/1-3)	12 months (’17/4-’18/3)	1Q (2018/4-6)	2Q (2018/7-9)	3Q (2018/10-12)	9 months (2018/4-12)		Forecast 12 months (’18/4-’19/3)
R&D Expenses (billions of yen)	278.6	272.0	264.3	815.0	249.2	1,064.2	268.5	258.5	274.4	801.5		1,080.0
Depreciation Expenses (billions of yen)	212.9	242.3	248.5	703.8	260.6	964.4	217.7	255.3	248.1	721.2		1,000.0	(Note 6)
Geographic Information
Japan	108.4	132.6	136.4	377.5	145.9	523.4	108.5	148.1	142.6	399.2		550.0
North America	45.5	48.7	51.8	146.1	55.7	201.9	49.8	50.6	51.2	151.7		210.0
Europe	15.4	16.3	15.4	47.2	13.2	60.5	14.1	11.3	11.1	36.6		60.0
Asia	34.1	35.3	35.1	104.6	37.1	141.7	36.5	36.0	34.2	106.9		140.0
Other	9.2	9.2	9.6	28.1	8.6	36.7	8.6	9.1	8.8	26.5		40.0
Capital Expenditures (billions of yen)	205.7	285.1	299.4	790.4	512.3	1,302.7	311.8	307.6	329.1	948.6		1,380.0	(Note 6)
Geographic Information
Japan	112.5	152.1	156.9	421.6	264.0	685.7	143.6	167.5	156.0	467.2		730.0
North America	65.3	70.9	83.5	219.7	139.0	358.8	106.6	75.6	76.1	258.4		340.0
Europe	4.8	15.0	16.1	36.1	23.4	59.6	15.1	30.9	43.8	89.8		140.0
Asia	13.3	29.3	21.1	63.8	62.9	126.8	25.2	15.9	34.3	75.5		110.0
Other	9.6	17.6	21.7	48.9	22.7	71.7	21.2	17.5	18.7	57.5		60.0
Total Liquid Assets (billions of yen)	9,364.0	9,306.7	9,309.1	9,309.1	9,372.1	9,372.1	9,005.4	9,562.6	9,198.8	9,198.8	(Note 7)
Total Assets (billions of yen)	49,456.0	50,253.0	51,216.4	51,216.4	50,308.2	50,308.2	51,049.1	52,516.0	51,085.9	51,085.9
Toyota Motor Corporation Shareholders’ Equity (billions of yen)	17,874.2	18,253.4	18,996.4	18,996.4	18,735.9	18,735.9	18,946.9	19,511.3	19,089.2	19,089.2
Return on Equity (%)	13.8	10.1	20.2	14.6	10.1	13.7	13.9	12.1	3.7	10.0
Return on Asset (%)	5.0	3.7	7.4	5.4	3.8	5.0	5.2	4.5	1.4	3.7
Number of Consolidated Subsidiaries (including Variable Interest Entities)						606
No. of Affil. Accounted for Under the Equity Method						57

Analysis of Consolidated Net Income for FY2019 (billions of yen, approximately)	3Q (2018/10-12)	9 months (2018/4-12)	(Note 2)
Marketing Efforts	60.0	210.0
Effects of Changes in Exchange Rates	30.0	10.0
Cost Reduction Efforts	-20.0	10.0
From Engineering	-30.0	-30.0
From Manufacturing and Logistics	10.0	40.0
Increase or decrease in expenses and expense reduction efforts	-50.0	-10.0
Other	-17.6	-52.3
(Changes in Operating Income)*[2]	2.4	167.7
Non-operating Income*[2]	-576.4	-445.1
Equity in Earnings of Affiliated Companies*[2]	-91.5	-103.9
Income Taxes, Net Income Attributable to Noncontrolling Interests*[1]*[2]	-95.4	-208.5
(Changes in Net Income)*[1]*[2]	-760.9	-589.8	(Note 2)

*1

Net income attributable to Toyota Motor Corporation for the first nine months ended December 31, 2017 includes a reduction in income taxes of 291.9 billion yen, which is mainly attributable to the revaluation of deferred tax assets and liabilities resulting from the Tax Cuts and Jobs Act of 2017 of the United States.

*2

Net income attributable to Toyota Motor Corporation for the first nine months ended December 31, 2018 includes a loss of 310.0 billion yen (net of tax, etc.), which is attributable to the effect of unrealized gains (losses) on equity securities.

Supplemental 3

Supplemental Material for Financial Results for FY2019 Third Quarter (Unconsolidated)

< Japan GAAP >

	FY2018						FY2019				FY2019
	1Q (2017/4-6)	2Q (2017/7-9)	3Q (2017/10-12)	9 months (2017/4-12)	4Q (2018/1-3)	12 months (‘17/4-‘18/3)	1Q (2018/4-6)	2Q (2018/7-9)	3Q (2018/10-12)	9 months (2018/4-12)	Forecast 12 months (‘18/4-‘19/3)
Toyota & Lexus brand
Domestic Vehicle Production (thousands of units)	757	779	827	2,363	836	3,199	746	748	809	2,302	3,200
Overseas Vehicle Production (thousands of units)	1,464	1,420	1,435	4,319	1,405	5,724	1,451	1,443	1,447	4,342	5,700
Domestic Vehicle Retail Sales (thousands of units)	390	383	384	1,157	440	1,597	359	381	384	1,124	1,540
Exports Vehicle Sales (thousands of units)	440	457	504	1,401	481	1,882	464	461	484	1,407	1,940
North America	190	193	220	603	193	796	191	197	190	577	820
Europe	57	63	57	177	71	248	65	56	61	182	260
Asia	72	77	97	246	77	323	76	83	96	255	330
Central and South America	12	12	14	38	15	53	16	11	8	35	50
Oceania	40	42	38	120	46	166	46	43	45	133	180
Africa	14	15	13	42	12	54	14	14	15	43	60
Middle East	53	54	63	170	64	234	54	55	67	176	240
Other	2	1	2	5	3	8	2	2	2	6
Net Revenues (billions of yen)	2,870.2	2,918.1	3,259.8	9,048.1	3,153.2	12,201.4	2,980.3	3,026.3	3,294.7	9,301.4	12,400.0
Domestic	962.8	946.5	1,067.5	2,976.9	1,098.4	4,075.4	923.9	949.9	1,083.3	2,957.2
Exports	1,907.3	1,971.5	2,192.2	6,071.1	2,054.8	8,126.0	2,056.3	2,076.3	2,211.4	6,344.1
Operating Income (billions of yen)	222.4	215.5	343.3	781.4	476.1	1,257.5	308.7	284.5	400.9	994.2	1,230.0
(Operating Income Ratio) (%)	(7.8)	(7.4)	(10.5)	(8.6)	(15.1)	(10.3)	(10.4)	(9.4)	(12.2)	(10.7)	(9.9)
Ordinary Income (billions of yen)	570.7	513.2	674.4	1,758.4	479.7	2,238.1	714.8	507.6	605.0	1,827.6	2,080.0
(Ordinary Income Ratio) (%)	(19.9)	(17.6)	(20.7)	(19.4)	(15.2)	(18.3)	(24.0)	(16.8)	(18.4)	(19.6)	(16.8)
Net Income (billions of yen)	488.1	437.4	585.7	1,511.3	347.9	1,859.3	591.5	397.7	504.8	1,494.2	1,680.0
(Net Income Ratio) (%)	(17.0)	(15.0)	(18.0)	(16.7)	(11.0)	(15.2)	(19.8)	(13.1)	(15.3)	(16.1)	(13.5)
R&D Expenses (billions of yen)	241.6	237.3	230.3	709.3	211.2	920.6	234.4	225.1	234.8	694.5	920.0
Depreciation Expenses (billions of yen)	58.4	58.0	56.0	172.5	55.2	227.8	52.6	57.3	61.7	171.7	240.0
Capital Expenditures (billions of yen)	54.0	57.6	60.0	171.6	113.2	284.8	73.6	61.8	62.5	198.0	320.0

Analysis of Unconsolidated Net Income for FY2019 (billions of yen, approximately)	3Q (2018/10-12)	9 months (2018/4-12)
Marketing Efforts	-20.0	15.0
Effects of Changes in Exchange Rates	30.0	35.0
Cost Reduction Efforts	5.0	45.0
From Engineering	0.0	35.0
From Manufacturing and Logistics	5.0	10.0
Increase or decrease in expenses and expense reduction efforts	40.0	115.0
Other	2.5	2.7
(Changes in Operating Income)	57.5	212.7
Non-operating Income	-126.9	-143.6
Income Taxes, etc.	-11.5	-86.3
(Changes in Net Income)	-80.8	-17.1

Cautionary Statement with Respect to Forward-Looking Statements

This report contains forward-looking statements that reflect Toyota’s plans and expectations.

These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include, but are not limited to: (i) changes in economic conditions, market demand, and the competitive environment affecting the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Russian ruble, the Canadian dollar and the British pound, fluctuations in stock prices, and interest rates fluctuations; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (xiv) the impact of natural calamities including the negative effect on Toyota’s vehicle production and sales.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

(Note 1)

Shows the number of employees as of the end of each period (excluding loan employees from Toyota and its consolidated subsidiaries (“Toyota”) to outside Toyota and including loan employees from outside Toyota to Toyota)

(Note 2)	Shows “Net income attributable to Toyota Motor Corporation”
(Note 3)	2Q= Interim Dividend, 4Q= Year-end Dividend, FY= Annual Dividend
(Note 4)	Value of common shares repurchased (excluding shares constituting less than one unit that were purchased upon request)
(Note 5)	Value of common shares repurchased (shareholder return on Net Income for the period)
(Note 6)	Figures for depreciation expenses and capital expenditures do not include vehicles in operating lease
(Note 7)	Cash and cash equivalents, time deposits, marketable debt securities and its investment in monetary trust funds, excluding in eash case those relating to financial services

Supplemental 4